NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 25, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was terminated on March 4, 2013. The removal of the Common Share Purchase Rights of Aurizon Mines Ltd. is being effected because the Exchange knows or is reliably informed that on March 4, 2013 all rights pertaining to the entire class of this security were extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on March 4, 2013.